Bertolet Capital Trust

Re: Subscription Agreement

Gentlemen,

We are purchasing from you today 10,000 shares of the Pinnacle Value Fund, a portfolio of the Bertolet Capital Trust, a Delaware Business Trust, at a price of $10.00 per share for an aggregate price of $100,000 to provide the initial capital you require pursuant to Section 14 of the Investment Company Act of 1940 in order to make a public offering of the Fund.

We hereby represent that we are acquiring these shares for investment and not for distribution or resale to the public.

Sincerely,

/s/ John E. Deysher

John E. Deysher